HARTMAN XX (900)
General Ledger
Period = Dec 2010-Dec 2011
Book = Accrual ; Tree = ysi_tb
Property	Date	Period	Person/Description	Reference	Debit	Credit	Balance	Remarks	Investment % of $FV= $19,150,000
190693			Investment - Richardson Heights				0.00	= Beginning Balance =
900	12/28/2010	12/2010	To record investment in Hartman Richardson Height Properties, LLC. on 12/28/10	To record investment in	1,915,000.00	0.00	1,915,000.00	XX's inv. in Hartman Richardson	10%
900	2/16/2011	12/2010	To record equity earned from Richardson Heights investment.	Equity in unconsol	1,718.55	0.00	1,916,718.55	Equity earned
900	3/31/2011	03/2011	Entry to post 10% equity in earnings of unconsolidated entities - Hartman Richardson Heights.	Equity in Richardson Hts	17,395.20	0.00	1,934,113.75	Equity in Richardson Hts.
900	3/31/2011	03/2011	Adj due to R.H IS changeupdated in 2012	:Reversed by 27762	0.00	20,820.00	1,913,293.75	Adj due to R.H IS change
900	4/1/2011	04/2011	Adj due to R.H IS changeupdated in 2012	:Reversal of 27761	20,820.00	0.00	1,934,113.75	Adj due to R.H IS change
900	4/20/2011	04/2011	XX acquired add'l 15% investment in Rich. Hgts from XIX	Investment in Rich. Hgts	2,872,500.00	0.00	4,806,613.75	Acquire 15% of Rich Hgts	15%
900	4/30/2011	04/2011	interest expense to Texas cap	interest expense to Texa	0.00	6,578.31	4,800,035.44	interest expense to Texas cap
900	4/30/2011	04/2011	expensed collected from tenants reclass	expensed collected from	1,863.76	0.00	4,801,899.20	Due to tax credit re-book time
900	5/26/2011	05/2011	XX acquired 4% interest in R.H. from XIX	Acquire 4% interest in R	766,000.00	0.00	5,567,899.20	Acquire 4% interest in R.H.	4%
900	6/30/2011	06/2011	XX Acquire 2% in R.H. from XIX	Acquire 2% in R.H.	383,000.00	0.00	5,950,899.20	XX Acquire 2% in R.H. from XIX	2%
900	6/30/2011	06/2011	Equity Earning on RH Weighted 23.43%	Equity Earning on RH	61,572.75	0.00	6,012,471.95	Equity Earning on RH 23.43%
900	6/30/2011	06/2011	adj due to new placed leasing amor.	adj due to new placed le	0.00	77,900.00	5,934,571.95	adj due to new placed leasing amor.
900	7/20/2011	07/2011	XX Aqcuire 4% interest in R.H. from XIX	XX Aqcuire 4% interest i	766,000.00	0.00	6,700,571.95	XX Aqcuire 4% interest in R.H. f	4%
900	8/12/2011	08/2011	XIX sell 7% interest in R.H. to XX	XIX sell 7% interest in	1,340,500.00	0.00	8,041,071.95	Buy 7% interest in R.H.	7%
900	9/13/2011	09/2011	XX Aqcuire 4% interest in R.H. from XIX	XX Aqcuire 4% interest i	1,340,500.00	0.00	9,381,571.95	XX Aqcuire 4% interest in R.H. f	7%
900	9/30/2011	09/2011	Equity earning from R.H. Q3 '11	Equity earning from R.H.	104,519.34	0.00	9,486,091.29	Equity earning from R.H. Q3 '11
900	9/30/2011	09/2011	Adj Jan to Sep equity earning	Adj Jan to Sep equity ea	0.00	34,014.04	9,452,077.25	Adj Jan to Sep equity earning
900	9/30/2011	09/2011	Due to Dprn	Due to Dprn	0.00	74,661.00	9,377,416.25	Due to re-allocate RH costs
900	10/31/2011	10/2011	Balance due for RH interest	Balance due for RH inter	16,500.00	0.00	9,393,916.25	Balance due for RH interest	0%
900	10/31/2011	10/2011	Adj. as of Oct '11	Adj. as of Oct '11	0.00	1,743.42	9,392,172.83	Staight line rent adj as of Oct '11
900	10/31/2011	10/2011	Adj. as of Oct '11	Adj. as of Oct '11	8,511.19	0.00	9,400,684.02	Bad debt expense adj as of Oct '11
900	10/31/2011	10/2011	Adj. as of Oct '11	Adj. as of Oct '11	14,088.98	0.00	9,414,773.00	Property tax adj as Oct'11
900	10/31/2011	10/2011	Reconcile Interest expense/income	Reconcile Interest expen	23,812.00	0.00	9,438,585.00	Reconcile Interest expense/income
900	10/31/2011	10/2011			2,033.49	0.00	9,440,618.49	due to 693 interest true up
900	10/31/2011	10/2011	Gain an goodwill during RH Acquisition	Gain an goodwill	459,693.00	0.00	9,900,311.49	Gain on remesurement
900	10/31/2011	10/2011	Gain an goodwill during RH Acquisition	Gain an goodwill	0.00	249,635.00	9,650,676.49	Goodwill on Acquisition
900	10/31/2011	10/2011	True up Equity earnings in 2011	True up Equity earnings	0.00	182,785.42	9,467,891.07	True up Equity earnings in 2011
900	10/31/2011	10/2011			0.00	51.00	9,467,840.07	adj
900	11/30/2011	11/2011	revers adj in jan to oct 10Q report	revers adj in jan to oct	152,561.00	0.00	9,620,401.07	revers adj in jan to oct
			Net Change=9,620,401.07				9,620,401.07	= Ending Balance =
					10,268,589.26	648,188.19			49%